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Confidential

May 9, 2022

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302) Response to the Staff’s Comments on Amendment No. 6 to Draft Registration Statement on Form F-1 Confidentially Submitted on April 7, 2022

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 5, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 7, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated May 2, 2022

Prospectus Cover Page, page i

1.

Please disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you have ever faced difficulties or limitations in your ability to transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding. Also disclose whether you have cash management policies/procedures that dictate how funds are transferred and whether there are the limitations on the amounts of funds you can transfer out of China and if you have policies to address such limitations.

In response to the Staff’s comment, the Company has revised the disclosure on pages i, 8, 9 and 94 of the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  • 桑西尼 •  古奇 •  罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC         WILMINGTON, DE

Related Party Transactions, page 141

2.	Please tell us why you deleted disclosure from this section, considering that the first sentence refers to 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it intends to rely on scaled disclosure provisions for emerging growth companies under the JOBS Act and furnish information of its related party transactions in the same scale of its financial statements included in the Revised Draft Registration Statement.

General

3.	Please update the disclosure in your document. As one example, we note the reference on page 5 to an effective date of February 15, 2022.

In response to the Staff’s comment, the Company has updated the disclosure throughout the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd Bing Chen, Chief Financial Officer, Nano Labs Ltd Danyang Bian, Partner, MaloneBailey, LLP Stephanie Tang, Partner, Hogan Lovells